June 23, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace W. Rakestraw, Esq.

VIA EDGAR

Re:	Registrant:	Natixis ETF Trust
	File Nos.:	333-210156, 811-23146
	Filing Type:	Form N-1A

Dear Mr. Rakestraw:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by e-mail on Wednesday, April 13, 2016, regarding the Natixis ETF Trust’s (the “Registrant”) registration statement on Form N-1A for the Natixis Seeyond International Minimum Volatility ETF (the “Fund”), which was filed with the Commission on March 14, 2016 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Prospectus

Fund Fees and Expenses (p. 1)

1.	Comment. Confirm that the fee waiver arrangement will be in place for at least one year from effectiveness of the Fund’s registration statement.

Response. The Registrant confirms that this undertaking will be in place for at least one year from effectiveness of the Registration Statement.

2.	Comment. Footnote 2 to the fees and expenses table states that “[t]he Adviser will be permitted to recover management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below [ ]% of the Fund’s average daily net assets. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fees or expenses were waived/reimbursed.” Please clarify that the Adviser’s ability to recover waived expenses is only permissible if the Fund is able to make the repayment without exceeding the expense limitations that (1) were in effect at the time the expenses were waived, and (2) are in effect at the time of the repayment.

Response. The Registrant confirms that the Adviser will be permitted to recover management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below both the expense cap at the time of the repayment and the expense cap that was in effect at the time the expenses were waived.

Example (p. 1)

3.	Comment. Please confirm that the example only takes into account the expense reimbursement for the contractual period during which the expense reimbursement is in effect.

Response. The Registrant confirms that the example takes into account only the expense reimbursement for the contractual period during which the expense reimbursement is in effect.

Principal Investment Strategies (p. 1-2)

4.	Comment. Please describe what “in combination with other securities” means in the second paragraph of the Principal Investment Strategies. If this means the Fund uses derivatives to reduce volatility, please be specific and disclose the types of derivatives in which the Fund principally invests.

Response. The Registrant uses the phrase “in combination with other securities” to refer to the correlation of each individual equity security to all other equity securities in the portfolio. The Fund does not use derivatives to reduce volatility. Accordingly, no changes to the disclosure have been made.

5.	Comment. The disclosure in the second bullet of the first full paragraph of p. 2 states that “[t]he correlation of each individual equity security to all other equity securities in the Fund’s investment universe, as defined by the Index” and in the first bullet of the second full paragraph of p. 2, the disclosure refers to “the Fund’s investment universe, as defined by constituent countries of the Index.” While we acknowledge that the first paragraph of the Principal Investment Strategies states that the Fund “does not seek to replicate the performance of a specific index,” please clarify whether the Fund’s initial investment universe consists of any security in a country in the Index or only the securities in the Index. If the former, would it instead be more appropriate, so as not to suggest that the Fund is an index fund, to state that the universe of Fund investments consists of companies in Europe, Australasia and the Far East, rather than referencing the Index?

Response. The Registrant notes that the Fund’s investment universe consists of international developed equities. Developed markets are economies that the Adviser believes are generally recognized to be fully developed markets, as measured by gross national income, financial market infrastructure, market capitalization and/or other factors. The Registrant has deleted references to the MSCI EAFE Index.

6.	Comment. In the second full paragraph on p. 2, please describe briefly how the Fund assesses company-specific risks and also expand on and disclose what it means to review “overall portfolio construction and implementation considerations.”

Response. In response to this comment, the Registrant will add the following language after the first sentence of the second full paragraph on page 2:

“The investment team actively monitors price action, company statements and current events that can affect the price of a company’s stock. Company- specific risks include, but are not limited to, corporate actions, mergers or acquisitions. Reviewing overall portfolio construction involves monitoring risks such as volatility, liquidity or substantial exposure to a specific risk factor, with the view to understanding how the entire portfolio is constructed and invested. Implementation considerations include, but are not limited to, decisions related to rebalancing and repositioning the portfolio.”

7.	Comment. In the fourth bullet, the disclosure notes that a filter is applied to “eliminate stocks that the Subadviser believes have . . . company specific risk, such as corporate actions, mergers or acquisitions.” However, on p. 11 of the SAI, the disclosure notes that “[t]he Fund may invest in securities for which a tender or exchange offer has been made or announced and in securities of companies for which a merger, consolidation, liquidation or reorganization proposal has been announced if, in the judgment of the Fund’s Subadviser, there is a reasonable prospect of capital appreciation significantly greater than the brokerage and other transaction expenses involved.” Please reconcile these two statements.

Response. The Registrant respectfully submits that the Subadviser does not apply the initial filter mechanically to eliminate from consideration all stocks with company-specific risks. Rather, the Subadviser applies the initial filter to identify stocks that the Subadviser believes present company-specific risks, and then exercises judgment in evaluating the overall investment merit of these stocks in light of the risks identified. In response to this comment, the Registrant will revise the third sentence of the fourth bullet as follows:

“This initial filtering is designed to exclude dual listings and ~~eliminate~~ to identify stocks that the Subadviser believes ~~have~~ present insufficient history, liquidity and company-specific risk, such as certain corporate actions, mergers or acquisitions.”

8.	Comment. In the sixth bullet, the disclosure states that “[t]he Subadviser may sell a security when it believes that a security has acquired substantial exposure to a specific risk factor.” Please state what risk factors the Subadviser considers when determining when to sell a security.

Response. The Registrant will revise the disclosure as follows:

“The Subadviser may sell a security when it believes that the security has acquired substantial exposure to a specific risk factor. These include company specific or macro-economic events or risks, such as accounting irregularities, lawsuits, corporate restructurings, geopolitical events or natural catastrophes.”

9.	Comment. The disclosure states that “[t]he Fund may enter into repurchase agreements.” If this is a principal strategy, please disclose any associated risks, e.g., the risk that the counterparty will fail to deliver back the cash related to the repurchase agreements on time.

Response. The Registrant notes that repurchase agreements are not a component of the Fund’s principal investment strategy. Accordingly, the Registrant will delete the above-referenced sentence.

10.	Comment. In the last paragraph of the Principal Investment Strategies section, the disclosure states that “[t]he Fund may engage in active and frequent trading of securities and other instruments.” Please be specific and describe in the disclosure what “other instruments” consists of.

Response. The Registrant will revise the disclosure as follows:

“The Fund may engage in active and frequent trading of securities and currencies.”

Principal Investment Risks (p. 3)

11.	Comment. The “New and Smaller Sized Fund Risk” states that “[t]he Fund is relatively new and has a limited operating history.” Please change the disclosure to remove the word “relatively” and clarify that the fund has no operating history.

Response. The Registrant has carefully considered the Staff’s comment. The Registrant notes that the “New and Smaller Sized Fund Risk” will appear in the Fund’s prospectus for a period of time after the date of the Fund’s launch. The Registrant respectfully submits that the requested changes would render the disclosure outdated and inaccurate immediately after the Fund’s launch. Accordingly, no changes to the disclosure have been made.

12.	Comment. The Principal Investment Strategies implies that the Fund’s investing universe is defined by the MSCI EAFE Index. Since the MSCI EAFE Index consists of large- and mid-capitalization companies, please consider removing the small-capitalization companies risk disclosure.

Response. The Registrant has deleted references to the MSCI EAFE Index. The Registrant respectfully notes that although the Fund maintains the ability to invest in smaller capitalization companies in developed markets, the Fund does not intend to invest in smaller capitalization companies as a principal invest strategy. Accordingly, the Registrant will remove small-capitalization companies risk from the disclosure.

13.	Comment. In “Trading Issues Risk,” should the second sentence begin with the word “There” instead of “These”?

Response. The Registrant will revise the disclosure accordingly.

14.	Comment. Consider adding a risk factor addressing the risks related to the absence of an active market, and consider adding relevant examples of circumstances that could lead to this result. In such a risk factor, please consider disclosing the following:

•	There can be no assurance an active trading market for such shares will develop or be maintained by market makers or authorized participants.

•	There are no obligations of market makers to make a market in the Fund’s shares or of authorized participants to submit purchase or redemption orders for creation units.

•	Decisions by market makers or authorized participants to reduce their role or “step away” from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of the Fund’s portfolio securities and the Fund’s market price.

•	This reduced effectiveness could result in Fund shares trading at a discount to its net asset value and also in greater than normal intraday bid/ask spreads for Fund shares.

Response. The Registrant respectfully submits that the risks related to the absence of an active market are addressed in “Authorized Participant Concentration Risk,” “Premium/Discount Risk,” “Secondary Market Trading Risk” and “Trading Issues Risk,” and under “Exchange Listings” in the “Differences Between Investing in an ETF and a Traditional Mutual Fund” section of the Prospectus.

For example, the risk in the first bullet point above is addressed in “Trading Issues Risk” in the “More Information About the Fund” section, which states that:

“Although the Fund’s shares are listed on the NYSE Arca, there can be no assurance that an active or liquid trading market for them will develop or be maintained.”

This risk is also addressed in summary fashion in “Trading Issues Risk” in the “Fund Summary” section.

Similarly, the risks in the second and third bullet points above are addressed in “Authorized Participant Concentration Risk” in both the “Fund Summary” and “More Information About the Fund” sections, which state that:

“The Fund has a limited number of institutions that act as Authorized Participants, none of which are or will be obligated to engage in creation or redemption transactions. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may trade at a discount to NAV and possibly face trading halts and/or delisting.”

In addition, the risk in the fourth bullet point above is addressed in “Premium/Discount Risk” in the “More Information About the Fund” section, which states that:

“Disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of an active trading market for shares may result in shares trading at a significant premium or discount to NAV.”

More Information About the Fund (p. 5)

15.	Comment The “Principal Investment Strategies” section merely repeats what is included in the summary prospectus disclosure. Form N-1A Item 4 principal investment strategies disclosure should be a summary of Item 9 principal investment strategies disclosure. See IM Guidance Update, No. 2014-08 (June, 2014), available at https://www.sec.gov/investment/im-guidance-2014-08.pdf.

Response. The Registrant respectfully submits that the disclosures provided in response to Item 4 of Form N-1A appropriately summarize the key information that is important to an investment decision with a level of detail that is not overly long, dense or complex. Therefore, the Registrant respectfully declines to revise the disclosures provided in response to Item 4 of Form N-1A.

16.	Comment. On p. 6, under “Foreign Securities Risk” the disclosure references emerging markets at least twice. We would note that, per the MSCI website, the MSCI EAFE Index is comprised of developed countries. Does the Fund invest principally in emerging markets? If so, please disclose in the principal investment strategies and disclose the appropriate risks associated with such investments. If not, please consider removing this language from the risk factor.

Response. The Registrant has deleted references to the MSCI Index. The Registrant confirms that the Fund does not currently intend to invest in emerging markets as a principal investment strategy, but may do so from time to time consistent with its stated intention to invest primarily in non-U.S. equity securities. The Registrant respectfully submits that references to emerging markets in the “Foreign Securities Risk” are helpful to investors and do not give rise to confusion regarding the Fund’s principal investment strategies. Accordingly, no changes have been made to the disclosure.

17.	Comment. In “Market/Issuer Risk” the disclosure references the “market value of a… derivative.” Does the Fund intend to principally invest in derivatives? If so, please disclose with specificity in the Principal Investment Strategies section, explaining which derivatives the Fund plans to invest in and how such investments are intended to achieve the Fund’s stated investment goal.

Response. The Fund does not intend to invest in derivatives instruments as part of its principal investment strategies. Accordingly, no changes to the disclosure have been made.

18.	Comment. In “Market/Issuer Risk” please remove the following disclosure from the last sentence, which is repeated twice: “as well as, a number of reasons that directly relate to the issuers of the Fund’s investments, such as management performance, financial condition and demand for the issuers’ goods and services.”

Response. The Registrant will revise the disclosure accordingly.

Management Team – Meet the Fund’s Investment Adviser and Subadviser – Subadviser (p. 10)

19.	Comment. Please disclose any conflicts associated with the “participating affiliate” structure and the relationship between the Adviser and the participating affiliate.

Response. The Registrant respectfully submits that the personnel sharing arrangement between the Subadviser and Seeyond does not give rise to any material conflicts of interest that are different from those currently described in the “Material Conflicts of Interest” subsection. The Registrant respectfully submits that the subsection “Material Conflicts of Interest” under “Portfolio Management Information” adequately discloses any material conflicts of interest that may arise in the allocation of investment opportunities and other accounts managed by the Subadviser.

20.	Comment. Does the Fund intend to file the personnel-sharing arrangement agreement as an exhibit to the registration statement?

Response. The Registrant does not intend to file the participating affiliate agreement (for purposes of this response, the “agreement”) as an exhibit to the Registration Statement. The Registrant is not a party to the agreement between the Subadviser and Seeyond, nor is the agreement an investment advisory agreement with respect to the Registrant. Indeed, the central tenet of the relief provided in the no-action letters being relied upon by the Subadviser is that a participating affiliate such as Seeyond is not considered an investment adviser or sub-adviser to the Registrant and is not required to register as an investment adviser under the Investment Advisers Act of 1940, provided that it meets the relevant conditions set forth in those letters. As the agreement is neither an investment advisory agreement nor a material agreement of the Registrant, the Registrant believes that its intention not to file the agreement as an exhibit is consistent with Item 28 of Form N-1A.

21.	Comment. On p. 10, under Frédéric Babu’s biography, please disclose what “CPRA2M” is. It is unclear whether this entity is an adviser, a fund complex or something else.

Response. The Registrant will revise the disclosure to indicate that CPRA2M is an asset management firm.

Back Cover of the Prospectus

22.	Comment. The disclosure states the following: “If you would like more information about the Fund, the following documents are available free upon request: Annual and Semiannual Reports—Provide additional information about the Fund’s investments. The annual report includes a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.” Since the Fund has not yet launched, please consider revising the disclosure to accurately reflect when the annual/semi-annual reports will be available.

Response. The Registrant will revise the disclosure as follows:

“If you would like more information about the Fund, the following documents are or will be available free upon request: Annual and Semiannual Reports—Provide additional information about the Fund’s investments. When available, the annual report will include~~s~~ a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.”

SAI

The Trust (p. 6)

23.	Comment. In the second paragraph, please specify which of the two methods of creations, i.e., in exchange for a Cash Deposit or for Deposit Securities, the Fund generally uses.

Response. The Registrant respectfully submits that the Fund’s exemptive relief permits the Fund to issue and redeem Creation Units in exchange for either Deposit Securities (typically in combination with a Cash Component) or for an all-cash deposit. Although the Fund generally issues and redeems Creation Units in exchange for Deposit Securities (together with a Cash Component), the Fund maintains the flexibility, in certain circumstances, to issue and redeem Creation Units solely in cash. In response to the comment, the Registrant will revise the second paragraph as follows:

“Unlike a ~~conventiona~~l mutual fund, the Fund offers and issues shares at their net asset value (“NAV”) to broker-dealers and other financial intermediaries who are participants in the National Securities Clearing Corporation (“NSCC”) and who have signed an agreement with the Distributor (“Authorized Participant”) only in aggregations of ~~(i) a specified all cash payment (“Cash Deposit”) or (ii)~~ a specified number of shares (“Creation Units”), generally in exchange for a basket of securities and/or instruments that generally corresponds pro rata to the positions in the Fund’s portfolio (the “Deposit Securities”) together with a deposit of a specified cash payment (the “Cash Component”). The Fund may, in certain circumstances, issue Creation Units solely in exchange for a specified all-cash payment (“Cash Deposit”). Shares are redeemable by the Fund only in Creation Units and, generally, in exchange for securities and instruments that correspond pro rata to the positions in the Fund’s portfolio (“Redemption Securities”) together with a Cash Component. As with the offer and sale of Creation Units, the Fund may, in certain circumstances, redeem Creation Units in exchange for a specified all-cash payment. Shares trade in the secondary market and elsewhere at market prices that may be at, above or below NAV.”

24.	Comment. In the second paragraph, please disclose whether there can be redemptions of creations units for solely cash.

Response. Please see our response to Comment 23 above.

Investment Strategies and Risks (p. 7)

25.	Comment. In the “Commodities” section on pp. 10-11, please consider disclosing that certain of the instruments mentioned (e.g., swaps) are also subject to counterparty risk.

Response. The Registrant notes that the Fund does not intend to invest in derivatives. Accordingly, the Registrant will remove the above-referenced disclosure.

26.	Comment. On p. 17, under “Canadian Investments,” the disclosure states that “[t]he Fund may invest in securities of Canadian issuers to a significant extent.” If the investment will be significant, please add as a principal investment strategy and principal risk.

Response. The Registrant will delete the above-referenced disclosure.

27.	Comment. On p. 17, under “Foreign Currency Transactions,” please clarify whether “foreign currency transactions” in the disclosure means the Fund is investing in foreign currency or currency forwards.

Response. The Registrant notes that the Fund does not intend to invest in currency forwards. The Fund only intends to buy and sell currencies on the spot market to fund purchases or sales of international securities. Accordingly, the Registrant will revise the first sentence under the heading “Foreign Currency Transactions” as follows:

“The Fund may ~~engage in~~ purchase and sell foreign ~~currency transactions~~ currencies for both hedging and investment purposes.”

Portfolio Holdings Information (p. 22)

28.	Comment. Per the Trust’s Exemptive Relief, please disclose more specifically that on each business day, before commencement of trading in shares on a Fund’s listing market, the Fund will disclose on its website the identities and quantities of the portfolio positions held by the Fund that will form the basis for the Fund’s calculation of NAV per share at the end of the business day.

Response. The Registrant will include the following paragraph at the end of the “Portfolio Holdings Information” disclosure:

“The Fund will disclose on the Fund’s website before commencement of trading on each business day the identities and quantities of the securities and other assets held by the Fund that will form the basis of the Fund’s calculation of its NAV at the end of that business day.”

29.	Comment. Per the Trust’s Exemptive Relief, please disclose that the information sent publicly via NSCC also includes an “estimated balance amount (if any)” and please define balance amount in the SAI as it is defined in the Exemptive Relief.

Response. The Registrant notes that the third sentence under the heading “Portfolio Holdings Information” states:

“In addition, a basket composition file, which includes the security names and share quantities to deliver in exchange for Creation Units, together with estimates and actual cash components, is publicly disseminated daily prior to the opening of the NYSE Arca via the National Securities Clearing Corporation (“NSCC”), a clearing agency that is registered with the SEC.”

The Registrant respectfully submits that the existing disclosure is adequate.

Allocation of Investment Opportunity among the Fund and Other Accounts Managed by the Subadviser; Cross Relationships of Officers and Trustees (p. 35)

30.	Comment. The last sentence of this paragraph is not complete. Please also clearly disclose any additional conflicts that arise from the types of situations described in this section.

Response. The Registrant will revise the subtitle of the section to the following:

“Allocation of Investment Opportunities among the Fund and other Accounts Managed by the Subadvisers~~; Cross Relationships of Officers and Trustees~~.”

The Registrant will replace the above-referenced paragraph with the following:

“Certain of the Fund’s portfolio managers may encounter situations in which they must determine how to allocate investment opportunities among various clients and other persons. The Subadviser has written policies and procedures relating to the allocation of investment opportunities. These policies and procedures address the potential conflicts of interest that may arise as the portfolio managers allocate investment opportunities among the Fund and other clients. In allocating investment opportunities to client accounts, the Subadviser first determines which of its clients will participate in such opportunity. The Subadviser assesses whether an investment opportunity is appropriate for a particular client based on the client’s investment objectives, strategies and risk tolerance. Prior to allocating any investment opportunity to a client account, the Subadviser determines what additional factors may restrict or limit the offering of an investment opportunity to the client. The Subadviser then will, in its discretion, decide how to allocate such investment opportunity among the identified clients. To the extent a particular investment is suitable for multiple client accounts of the Subadviser, such investment will be allocated among such client accounts in a manner that is fair and equitable over time under the circumstances to all clients. The Subadviser’s exercise of its discretion in allocating investment opportunities with respect to a particular investment among such clients in this manner may not, and often will not, result in proportional allocations among such clients, and such allocations may be more or less advantageous to some clients relative to other clients.

In exercising its discretion to allocate investment opportunities and fees and expenses, the Subadviser may be faced with a variety of potential conflicts of interest. It is the Subadviser’s policy not to favor or disfavor, consistently or consciously, any client account or class of client accounts in relation to any other client accounts. Further, the Subadviser will not allocate investment opportunities based, in whole or in part, on the relative fee structure or amount of fees paid by any client or the profitability of any client. In addition, principal executive officers and other personnel of the Subadviser may invest indirectly in and may be permitted to invest directly in clients and may therefore participate indirectly in investments made by the clients in which such personnel may invest. Such interests will vary among clients. The existence of these varying circumstances may present conflicts of interest in determining how much, if any, of certain investment opportunities to offer to a client.”

Description of the Trust (p. 36)

31.	Comment. In the second paragraph of this section, the disclosure indicates that there are multiple classes of the Fund, when it says “each class.” Please revise the disclosure to indicate that the Fund only has one class.

Response. The Registrant will revise the disclosure accordingly.

32.	Comment. The last sentence of the fourth paragraph states the following: “The Declaration of Trust further provides that the Board may also, without shareholder approval, terminate the Trust or Fund upon written notice to its shareholders.” Please disclose the percentage vote required for the Board to terminate the Fund.

Response. The Registrant will revise the last sentence of the fourth paragraph as follows:

“The Declaration of Trust further provides that the Board may also, without shareholder approval, terminate the Trust or Fund upon written notice to its shareholders by vote or written consent of a majority of Trustees.”

Fund Deposit (p. 39)

33.	Comment. Please disclose State Street Bank and Trust Company’s relationship to the Fund, as this section is the first time that entity is mentioned.

Response. The Registrant notes that State Street Bank and Trust Company will serve as the Fund’s custodian and transfer agent. State Street’s relationship to the Fund will be disclosed in the “Transfer Agency Services” paragraph in the “Other Arrangements” section of the SAI. In addition, the Registrant will revise the “Fund Deposit” subsection as follows:

“State Street Bank and Trust Company (“State Street”), the Fund’s transfer agent and custodian, through the NSCC, makes available on each Business Day, prior to the opening of business (subject to amendments) on the NYSE Arca (currently 9:30 a.m., Eastern time), the identity and the required number of each Deposit Security and the amount of the Cash Component to be included in the current Fund Deposit (based on information at the end of the previous Business Day).”

34.	Comment. In the first paragraph on p. 40, the disclosure references to-be-announced transactions (“TBAs”). Will the Fund invest in TBAs? If so, please consider disclosing in the investment strategies section above.

Response. The Registrant notes that the Fund does not intend to invest in TBA securities. Accordingly, the Registrant will delete the above-referenced disclosure.

Redemption of Creation Units (pp. 43-44)

35.	Comment. The following statement, located in the second full paragraph of p. 44, along with other statements in the Prospectus and SAI, indicate that the Fund redeems creation units in-kind: “Unless cash only redemptions are available or specified for the Fund, the redemption proceeds for a Creation Unit will generally consist of Fund Securities.” If that is the case, per the Trust’s Exemptive Relief, please disclose in the SAI the local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds.

Response. The Registrant will include the following disclosure under the heading “Redemption of Creation Units” in the “Creations and Redemptions” section in the SAI and will include a list of 2016 holidays in non-U.S. markets.

“The Fund generally intends to effect deliveries of portfolio securities within three business days (i.e., days on which the NYSE is open) of receipt of a redemption request. The ability of the Fund to effect in-kind redemptions within three business days of receipt of a redemption request is subject, among other things, to the condition that, within the time period from the date of the request to the date of delivery of the securities, there are no days that are local market holidays on the relevant business days. For every occurrence of one or more intervening holidays in the local market that are not holidays observed in the United States, the redemption settlement cycle may be extended by the number of such intervening local holidays. In addition to holidays, other unforeseeable closings in a foreign market due to emergencies may also prevent the Fund from delivering securities within three business days.

The securities delivery cycles currently practicable for transferring portfolio securities to redeeming investors, coupled with local market holiday schedules, may require a delivery process longer than the standard settlement period. In certain circumstances during the calendar year, the settlement period may be greater than seven calendar days. Such periods are listed in the table below, as are instances where more than seven days will be needed to deliver redemption proceeds. Since certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year may exceed the maximum number of days listed in the table below. The proclamation of new holidays, the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), the elimination of existing holidays, or changes in local securities delivery practices, could affect the information set forth herein at some time in the future and longer (worse) redemption periods are possible.

Listed below are the dates in calendar year 2016 (the only year for which holidays are known at the time of this SAI filing) in which the regular holidays in non-U.S. markets may impact Fund settlement. This list is based on information available to the Fund. The list may not be accurate or complete and is subject to change.”

36.	Comment. In the last sentence of the second full paragraph, the disclosure states: “In the event that the Fund Securities have a value greater than the NAV of the shares, a compensating cash payment equal to the difference is required to be made by an Authorized Participant.” Please clarify in the disclosure whether this is part of the “Cash Component” of a redemption transaction as is earlier described in the SAI.

Response. The Registrant confirms that the balancing amount is part of the “Cash Component” described earlier in the SAI. The Registrant will revise the above-referenced disclosure as follows:

“In the event that the Fund Securities have a value greater than the NAV of the shares, a compensating cash payment equal to the difference ~~is~~ will be included in the Cash Component required to be ~~made~~ delivered by an Authorized Participant.”

Redemption Transaction Fee (p. 45)

37.	Comment. Please confirm that the 2% fee disclosed in this section is inclusive of any additional variable charge on redemptions.

Response. The Registrant confirms that the 2% fee disclosed in this section is inclusive of any additional variable charge on redemptions.

Taxation of the Fund (pp. 50-51)

38.	Comment. Please consider rewording the reference to post-2010 capital loss carryforwards in the fourth paragraph of
p. 51, since the Fund has not launched and it is therefore not possible for the Fund to have pre-2010 losses.

Response. The Registrant will revise the disclosure as follows:

“Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to offset capital gains in future years, thereby reducing the amount the Fund would otherwise be required to distribute in such future years to qualify for the special tax treatment accorded a RIC and avoid a fund-level tax. ~~If the~~ The Fund may carry ~~incurs or has incurred~~ net capital losses ~~in taxable years beginning after December 22, 2010 (“post-2010 losses”), those losses will be carried~~ forward to one or more subsequent taxable years without expiration~~; any such carryforward losses will retain their character as short-term or long-term~~.

The Fund must apply such carryforwards first against gains of the same character.”

Tax Implications of Certain Fund Investments (pp. 54-58)

39.	Comment. Please confirm whether all sub-sections in this section are necessary, based on the fund’s expected investments, and please remove any unnecessary disclosure, as it could be confusing to investors.

Response. The Registrant has carefully considered the Staff’s comment and has significantly revised the disclosure to more narrowly tailor it to the Fund’s expected investments. The Registrant believes that the revised disclosure is appropriate.

Financial Statements (p. 62)

40.	Comment. Please confirm that the Fund will include in a pre-effective amendment a Statement of Assets and Liabilities disclosing the Fund’s initial seed funding, which will be reviewed by the staff.

Response. The Registrant confirms that a Statement of Assets and Liabilities disclosing the Fund’s initial seed funding will be included in a pre-effective amendment to the Registration Statement.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please contact me at 617-449-2818 or John.DelPrete@ngam.natixis.com.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Natixis ETF Trust

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.